March 20, 2013

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:        Jay Ingram
Legal Branch Chief

Dear Sirs:

Re: Axiom Corp. (the “Company”) Registration Statement on Form S-1 Filed January 17, 2013 File No. 333-186078

We refer to your letter of February 12, 2013 with your comments on the Company’s Form S-1 Registration Statement filed on January 17, 2013.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.                  The  disclosure  in  your prospectus indicates that  you are  a  development stage  company involved primarily  in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising  additional financing  to implement your  business plan  and no apparent operations.  These  and other facts suggest that  your proposed business is commensurate in scope  with the uncertainty  ordinarily  associated with a blank check company  and should comply  with Rule 419 of Regulation C under the Securities Act.  Please  revise the registration statement to comply  with Rule 419.

Response:  According to the language of Rule 419, a blank check company: “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…”   We note that the commission has not provided authority issued by the Commission which provides either a definition of “specific” in the context of Rule 419, or which allows for an analysis of the registrant’s current business plan to determine whether that plan complies with any parameters as to specificity.

Accordingly, we respectfully disagree with the Commission’s characterization of the Company as a “blank check company”.   Contrary to a “blank check company”, the Company is currently active in pursuing the described business plan of bidding on and developing infrastructure construction projects in the eastern African markets of Uganda, South Sudan and Kenya.  Most recently, the Company taken the following key steps pursuant to the business plan described in the registration statement:

a)      creation of a local subsidiary, Acton Holdings Limited, with local bank accounts as to establish a domestic presence in Kenya;

b)      establishment of a local office in Nairobi, Kenya;

c)      entering an agency agreement with Century Pillar Limited, a South Sudanese company, to assist us in the bidding for government infrastructure projects;

d)      development of a website to outline the business objectives and details of the Company; and

e)      initiating and continuing partnership discussions with various infrastructure construction companies.

We have revised amended registration statement to reflect the above described operations.  As such, the registration statement has not been revised to comply with Rule 419 of Regulation C.

2.                  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering

Response:  The Company has not had any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on behalf of the Company, presented to potential investors in reliance on Section 5(d) of the Securities Act.  Additionally, the Company confirms that there are no research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering of the Company.

Facing Page

3.                  We  note that above your  name  you refer to the “Prospectus” under the Securities Act of 1933.  Please  delete  the term prospectus  and  replace  it with the term Registration Statement.

Response:  In the amended registration statement filed concurrently with this response, the Company has replaced “Prospectus” above name of the Company with the term “Registration Statement”.

4.                  We  note that  you provide  a  post office  box  as  your  address.  Please  revise to provide  your street address.  Please  make  this revision throughout  your registration statement.

Response: The address indicated in the registration statement is the correct street address of the principal executive office of the Company.  Although a “postal office box” style of address is provided, there are only “postal office box” street addresses available for all of Nairobi, Kenya.  As such, the registration statement was not revised with regards to this comment.

Prospectus Cover Page

5.                  Currently, the reference  to the page  number  of the risk factors section is blank.  Please revise to include the beginning  page  number  of the  risk factors section.  Also, please revise to highlight the risk factor  cross reference  by  prominent type  or other  manner.  See Item 501(b)(5) of Regulation S-K.

Response: We haved revised the registration statement to properly reference the page number of the risk factors section.  Also, the risk factor cross reference has been highlighted by prominent type.

Table of Contents, page 5

6.                  Please  remove  from the table of contents the Part II  information.  The table  of contents should address only  the  contents of the prospectus.   Please  see Item 502(a)  of  Regulation S-K.

Response:  The Company has removed the Part II information from the registration statement and the table of contents now addresses only the contents of the prospectus.

Forward-Looking Statements, page 6

7.                  We note your disclaimer of any obligation to update or revise any forward-looking statements.  Please  revise  your disclosure  to clarify  that  your disclaimer is subject to any requirements to update imposed by  applicable law.

Response:  We haved revised the registration statement to clarify that the disclaimer of any obligation of the Company to update is subject to any requirements to update imposed by applicable law.

8.                  We note the statement in the last paragraph that new risk factors emerge from time to time and it is not possible  for  management to predict all risk factors and uncertainties. Please  be  advised that  you must disclose all material risks.  Please  revise  accordingly.

Response:  We haved revised the registration statement by disclosing all known material risks of the Company on page 9.  However, the Company maintains that not all risks can be predicted and, therefore, not all risks can be disclosed.

Prospectus Summary, page  7

Recent Developments, page8

9.                  Please revise to explain in greater detail your proposed business and the names of the other entities you are referring to in your disclosure. We note disclosure of “existing relationships” and “liaise and coordinate with the various Ministries in complying with their individual policies and procedures and negotiate and enter into project contracts”, obtaining quotes from “various construction companies” and “we are currently in private discussions with various ministries”.  Please also revise the Description of Business section.

Response:  We haved revised the registration statement to provide more details regarding the business plan of the Company.  Both the “Prospectus Summary” and “Description of Business” sections of the prospectus have been revised in this regard.

Risk Factors, page  11

10.              Please add a risk factor about Mr. Kotni’s lack of prior experience in operating a public company and operating a company in your proposed line of business.

Response:  We haved revised the registration statement by providing a risk factor regarding Mr. Kotni’s lack of prior experience in operating a public company and operating a company in the proposed line of business of the Company.  The risk factor is provided on page 15 of the amended registration statement.

11.              We note disclosure on page 42 that Mr. Kotni will devote approximately 20 hours a week to the company’s business. Please add a risk factor that discusses that your sole officer and director has other time commitments which may affect your operations.

Response:  We haved revised the registration statement by providing a risk factor regarding the other time commitments of Mr. Kotni which may affect the operations of the Company.  The risk factor is provided on page 15 of the amended registration statement.

If  we are  unable to finance  our working  capital, then our ability  to  generate revenue  may  be  reduced . . . , page  12

12.              We note disclosure that you plan to generate working capital by borrowing from your founder.  Please revise to disclose whether you have any written or oral agreements in place with your founder to borrow money.  If so, please file such agreements with your next amendment.

Response:  We haved revised the registration statement to reflect that there are no written or oral agreements with the founder of the Company to borrow any funds.

If  our customers are  unable to obtain adequate  financing  for their projects . . ., page  13

We  have  few  customers  currently  and  we  cannot  guarantee  we  will obtain . . ., page  13

13.              The disclosure implies that you presently have customers. Please revise the disclosure throughout your registration statement to reflect that you have no present.

Response:  We haved revised the registration statement in all sections where it was implied that the Company currently has customers.

We must  rely  upon  a  small  number  of  key contractors  who  are  capable  of bidding   for  our  client’s   projects .. . ., page  14

14.              We note disclosure that you have approximately three key contractors.  Please tell us whether you have any agreements with such contractors.  Please also revise to name these three contractors.  See Item 101(h)(4)(v) of Regulation S-K.

Response:  We currently do not have any formal agreements in place with the aforementioned three contractors.  The names of the three contractors are:

(1)               China National Machinery Engineering Corporation;

(2)               Beijing Construction Engineering Group Co., Ltd.; and

(3)               Shanghai Construction Group Co. Ltd.

The names of the contractors have been included in the amended registration statement where applicable.

Risks Related to Doing Business in Uganda, South Sudan and Kenya, page  17

15.              Please add a risk factor regarding your proposed operations in Uganda, South Sudan and Kenya.  Please revise to discuss the potential impact of Uganda, South Sudan and Kenya regulations applicable to foreign companies operating in Uganda, South Sudan and Kenya in general and specifically to any laws and regulations applicable to foreign invested companies and the potential impact of any Uganda, South Sudan and Kenya governments’ control of currency conversion and any restrictions on dividends and your ability to transfer funds out of Uganda, South Sudan and Kenya.

Response:  The Company has added risk factors to the amended registration statement concerning its proposed operations and regulations applicable to foreign companies and foreign invested companies operating in Uganda, South Sudan and Kenya. Further, the Company included a risk factor of all known government control of currency conversion and any restrictions on dividends and ability to transfer funds of out Uganda, South Sudan and Kenya.  These risk factors can be found beginning on page 24 of the amended registration statement.

Description of Business,  page  32

Our Corporate  History  and Structure, page  32

16.              We note disclosure that you acquired Acton Holdings Limited on April 2, 2012.  Please revise to describe your purchase of Acton Holdings Limited.

Response:  The Company revised the registration statement to disclose the details of the purchase of Acton Holdings Limited.

Our Current Business, page 33

17.              Please revise this section to clearly explain your business plans. For example, please disclose how you plan to bid on projects and how you plan to build the project if you receive the winning bid.

Response:  The Company revised the registration statement to detail the general procedure to achieve the business plan and objectives of the Company.  In detailing the general procedure, the Company has provided how contracts on infrastructure projects will be obtained and how the infrastructure construction projects will be completed.  The revision can be found on page 41 of the amended registration statement.

Consulting and Development, page  36

18.              Please revise this section to clearly explain why you anticipate incurring consulting and development expenses and describe the role of your proposed development consultants.

Response:  The registration statement has been revised to include an explanation to the anticipated consulting and development expenses on page 45.  The amended registration statement also now includes a description of the role of the Company’s development consultant on page 41.

Government Regulations, page  36

19.              We note disclosure on page 35 that your largest customer base will be public entities, mainly branches of government. Please revise to describe the general government regulations applicable to companies bidding on government infrastructure projects in Uganda, South Sudan and Kenya.

Response:   We haved revised the registration statement to describe the general government regulations applicable to companies bidding on government infrastructure projects in Uganda, South Sudan and Kenya. This revision can be found on page 45 of the amended registration statement.

Description of Property,  page  36

20.              Please revise to state the location of Acton Holdings Limited. See Item 102 of Regulation S-K.

Response:  We haved revised the registration statement to reflect that Acton Holdings Limited, the wholly-owned subsidiary that will be carrying out the business of the Company in Kenya, has a street address of Enterprise Road, Industrial Area, P.O. Box 49000-00100, Nairobi, Kenya.

Critical Accounting  Policies, page  40

21.              Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your critical accounting policies that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response:  We haved revised the registration statement to reflect that as a result of this election, financial statements of the Company may not be comparable to companies that comply with public company effective dates.

Financial Statements for  the Period Ended November 30, 2012, page  F-1

General

22.              Please disclose in the footnotes the actual date through which subsequent events have been evaluated.  Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued.  Refer to ASC 855-10-50-1.

Response:  We haved revised the registration statement to include in the footnotes the actual date through which subsequent events have been evaluated.

Exhibits, page  50

23.              We note disclosure that Acton Holdings Limited is your wholly owned subsidiary. Please revise to add exhibit 21, subsidiaries of the registrant. See Item 601(b)(21) of Regulation S-K.

Response: We haved revised the registration statement to include exhibit 21, subsidiaries of the Company.

Exhibit 23.1

24.              Please make arrangements with your auditors to have them also consent to the reference on page 46 as experts in auditing and accounting.

Response:  The Company has made arrangements with the auditors to have them consent to the reference in the amended registration statement as experts in auditing and accounting.

Signatures, page 53

25.              We note that the signature section refers to the “Prospectus”.  Please revise the signature section to refer to the registration statement.

Response:  In the amended registration statement filed concurrently with this response, the Company has replaced “Prospectus” in the signature section with the term “Registration Statement”.

AXIOM CORP.

Per:      /s/ Kranti Kumar Kotni

                        Kranti Kumar Kotni